UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku

Tokyo 135-0091, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Receipt of Notification Letter from Nasdaq

On October 6, 2026, MEDIROM Healthcare Technologies Inc. (the “Company”) received a written notification (the “Notification Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is not in compliance with the minimum bid price requirement set forth in the Nasdaq Listing Rules for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s American Depositary Shares representing common shares of the Company for the 31 consecutive business days from August 24, 2026 to October 5, 2026, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company’s listing on The Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until April 5, 2027, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s American Depositary Shares must have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by April 5, 2027, the Company may be eligible for an extension of time to regain compliance or may face delisting.

The Company aims to enhance its business performance and intends to monitor the bid price of its American Depositary Shares and may, if appropriate, consider implementing available measures to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules. The Company’s business operations are not affected by the receipt of the Notification Letter.

As previously disclosed, on May 26, 2026, the Company received a separate notice from the Listings Qualifications Department of Nasdaq notifying the Company that it was not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires listed companies to timely file its Form 20-F for the fiscal year ended December 31, 2025 (the “Form 20-F”). The Nasdaq notice provided the Company until July 27, 2026 to submit to Nasdaq a plan to regain compliance with the rule. Following the Company’s timely submission of a compliance plan, Nasdaq informed the Company that it has been granted an extension to November 11, 2026, to regain compliance with the rule. The Company continues to work diligently to file the Form 20-F as promptly as practicable.

Issuance of Press Release

On October 13, 2026, the Company issued a press release announcing its receipt of the notice from Nasdaq. A copy of this press release is attached to this current report on Form 6-K as Exhibit 99.1.

The information furnished in this report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent specifically provided in such a filing.

Cautionary Statement Regarding Forward-Looking Statements

This report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties related to the risks set forth under “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the SEC on April 29, 2025 and in the Company’s other filings with the SEC. There can be no assurance that the Company will be able to regain compliance with the Nasdaq requirements for continued listing within the compliance periods or the extended compliance periods. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIROM HEALTHCARE TECHNOLOGIES INC.
Date: October 13, 2026
	By:	/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer